Exhibit 107

Calculation of Filing Fee Tables

Form S-8

Repare Therapeutics Inc.

Table 1 – Newly Registered Securities

	Security Type	Security Class Title	Fee Calculation Rule	Amount Registered(1)	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee

Fees to be Paid	Equity	Common shares, no par value per share	Other(2)	240,000(3)	$9.83	$2,359,200.00	0.00011020	$259.98

Fees Previously Paid	–	–	–	–	–	–	–	–

	Total Offering Amounts				–	$2,359,200.00	–	$259.98

	Total Fees Previously Paid				–	–	–	–

	Total Fee Offsets				–	–	–	–

	Net Fee Due				–	–	–	$259.98

(1)

Pursuant to Rule 416(a) under the Securities Act of 1933, as amended (the “Securities Act”), this Registration Statement shall also cover any additional common shares, no par value (the “Common Shares”), of the Registrant that become issuable under the new hire inducement stock option award by reason of any share dividend, share split, recapitalization or any other similar transaction that results in an increase in the number of the Registrant’s outstanding Common Shares.

(2)

Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(h) promulgated under the Securities Act. The maximum offering price per share and the maximum aggregate offering price are calculated on the basis of $9.83 per share, the exercise price of the new hire inducement stock option award granted by the Registrant to its Executive Vice President, Human Resources as a material inducement to his acceptance of employment with the Registrant in accordance with Rule 5635(c)(4) of the Nasdaq Listing Rules.

(3)

Represents Common Shares of the Registrant reserved for issuance upon the exercise of the new hire inducement stock option award granted outside of the Registrant’s 2020 Equity Incentive Plan to the Registrant’s Executive Vice President, Human Resources.